   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 1997
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                           SYMETRICS INDUSTRIES, INC.
                           (Name of Subject Company)
                           SYMETRICS INDUSTRIES, INC.
                     (Name of Persons(s) Filing Statement)
                     COMMON STOCK, PAR VALUE $.25 PER SHARE
                         (Title of Class of Securities)
                                  871 52 1100
                     (CUSIP Number of Class of Securities)

                             DUDLEY E. GARNER, JR.
                      CHAIRMAN OF THE BOARD AND PRESIDENT
                           SYMETRICS INDUSTRIES, INC.
                            1615 WEST NASA BOULEVARD
                            MELBOURNE, FLORIDA 32901
                                 (407) 254-1500
          (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Persons(s) Filing Statement)

                                    Copy to:
                            SUZAN A. ABRAMSON, ESQ.
                           GROCOCK, LOFTIS & ABRAMSON
                           126 EAST JEFFERSON STREET
                             ORLANDO, FLORIDA 32801
                                 (407) 422-0300
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

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Symetrics Industries, Inc., a Florida corporation ("Symetrics" or the "Company"), and the address of its principal executive offices is 1615 West NASA Blvd., Melbourne, Florida 32901. The title of the class of equity securities to which this statement relates is the Common Stock, $.25 par value, of the Company (the "Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer by TSHCo., Inc. ("Purchaser"), a Delaware corporation, and a wholly owned subsidiary of Tel-Save Holdings, Inc., a Delaware corporation ("TSH" or "Parent"), to purchase all of the outstanding Shares held by the Company's stockholders other than Parent or its affiliates at $15.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 22, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference in their entirety. The Offer is conditioned upon, among other things, there having been validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn that number of Shares representing, together with Shares currently owned by Parent, at least a majority of all outstanding shares of Common Stock of the Company on a fully diluted basis on the date of purchase (the "Minimum Condition"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 22, 1997 (the "Schedule 14D-1") which has been filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the SEC thereunder. The Offer is being made by Purchaser pursuant to an Agreement and Plan of Merger, dated as of December 18, 1997, by and among Parent, Purchaser and the Company (as the same may be amended from time to time, the "Merger Agreement"), a copy of which is filed as Exhibit 3 hereto and incorporated herein by reference in its entirety.

     According to Parent's and Purchaser's Schedule 14D-1, the address of the principal executive offices of Parent is 6805 Route 202, New Hope, Pennsylvania 18938, and the address of the principal executive offices of the Purchaser is 6805 Route 202, New Hope, Pennsylvania 18938.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described herein and in the section titled "Executive Compensation" in the Company's Proxy Statement dated June 6, 1997 relating to the Company's 1997 Annual Meeting of Stockholders (the "1997 Proxy Statement") (a copy of the above section of the 1997 Proxy Statement is filed as Exhibit 4 hereto and incorporated herein by reference), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) the Purchaser, its executive officers, directors or affiliates.

     Since the mailing of the 1997 Proxy Statement, the following has occurred:

     On December 15, 1997 the Company extended for an additional three year term effective January 1, 1998, its employment agreement with Dudley E. Garner, Jr., its President, Chief Executive Officer, and Chairman of the Board, upon the same terms and conditions set forth in Mr. Garner's Employment Agreement dated February 9, 1994 described in the 1997 Proxy Statement.

     Pursuant to a letter agreement dated December 18, 1997 between the Company and Parent (the "Letter Agreement"), the Purchaser and Parent have agreed that:
(i) at the Effective Time (as hereinafter defined) of the Merger (as hereinafter defined), the Company shall pay to Mr. Garner a cash amount equal to the portion of his base salary that would have been payable under his employment agreement for a period of eighteen months (Mr. Garner's 1997 base salary was $183,643);
(ii) at Parent's request, Mr. Garner shall remain employed by the Company for a mutually agreed upon time not to exceed six months in consideration of his compensation payable under his employment agreement; and (iii) at the Effective Time of the Merger; the Company shall pay to Mr. Garner the amount of deferred compensation that has been duly accrued pursuant to his Deferred Compensation and Salary Continuation Agreement dated as of November 1, 1983 (described in the 1997 Proxy Statement), which amount shall not exceed $440,000.

     Pursuant to the Letter Agreement, Parent has also agreed to cause the Company and its subsidiary, American Digital Switching, Inc. ("ADS") (the Company and ADS are hereinafter sometimes collectively referred to as the "Company") to retain the following executive officers of the Company in the same or in a substantially comparable position with the Company, at compensation at least commensurate with the level of such employee's current compensation for a period of two years from the Effective Time of the Merger: Earl J. Claire, Richard F. Ostrow, Karl W. Kettner, Robert A. Lyons, Jr., Jerry L. Sinclair, W. Campbell McKegg, Jr., D. Mitchell Garner, Anton Szpendyk, and Richard E. Nichols.

     Parent has further agreed to use its reasonable best efforts to negotiate individual contractual arrangements with each of the aforementioned officers relating to their employment with the Company on or before the Effective Time of the Merger. Such individual arrangements shall supersede any arrangements set forth in the Letter Agreement.

     Pursuant to the Letter Agreement, the aforementioned officers may be terminated for cause, as defined therein. "Cause" is defined as such employee's
(i) failure to perform substantially the employee's duties owed to the Company after a written demand for substantial performance is delivered to such employee which specifically identifies the nature of such nonperformance, or (ii) engaging in dishonorable or disruptive behavior which would be reasonably expected to harm the Company, its business or its employees. In the event such employee is terminated without cause (which shall include relocation of such employee required by the Company, Parent or Purchaser), such terminated employee shall be entitled to receive in a lump sum by Company check on the day of termination of employment, the portion of the base salary to which such employee would have been entitled as indicated in the Letter Agreement, had such employee remained employed by the Company until the end of the two-year period referred to above.

     Parent has also agreed that with respect to Earl J. Claire, President of ADS and a member of the Board of Directors of the Company, Mr. Claire shall be entitled to receive the same payment on the same terms as set forth above in the event of his termination with cause, as he would have been entitled to receive had such termination occurred without cause. Effective December 8, 1997, Mr. Claire's base salary was increased to $112,008 per year as a result of his 90 day performance review.

     Pursuant to the Company's Stock Option Plan, on December 17, 1997, the Board of Directors of the Company elected to accelerate the vesting of all outstanding stock options under such plan. All such options will become fully vested and exercisable with respect to 100% of the shares covered thereby immediately prior to the Effective Time of the Merger.

     The following table sets forth the net value of Company options (if fully vested) to be received by reason of the consummation of the Merger by each director and executive officer of the Company.

                NAME                            TITLE              NET VALUE
-------------------------------------  ------------------------    ---------
Anton Szpendyk.......................  Vice President              $ 111,300
W. Campbell McKegg, Jr...............  Vice President              $  37,200
D. Mitchell Garner...................  Vice President              $  37,200
Earl J. Claire.......................  President -- ADS            $  59,325
Jane J. Beach........................  Director                    $  11,130
Jerry L. Sinclair....................  Vice President              $  37,200
Michael E. Terry.....................  Director                    $   5,565
Richard E. Nichols...................  Vice President              $  61,875
Robert A. Lyons......................  Vice President              $  45,750

     (b)(2) In connection with the Offer, (i) the Company has entered into the Merger Agreement with Parent and Purchaser, and a Stock Option Agreement, dated as of December 18, 1997 with Parent (the "Stock Option Agreement"), and (ii) each of Jane J. Beach, Earl J. Claire, Dudley E. Garner, Jr., Michael E. Terry, Edwin H. Eichler , Donald W. Ingram, Michael D. Jensen, D. Mitchell Garner, Robert A. Lyons, W. Campbell McKegg, Jr., Richard E. Nichols, Jerry Sinclair and Anton Szpendyk has entered into a Tender and Option Agreement, dated as of December 18, 1997 on identical terms (the "Tender and Option Agreements") with Parent. Summaries of the Merger Agreement, the Stock Option Agreement, and the Tender and Option Agreements are set forth below. Copies of such agreements are filed as Exhibits 3, 7, and 6 hereto, respectively, and are incorporated herein by reference in their entirety. The following summaries are qualified in their entirety by reference to the text of such agreements.

THE MERGER AGREEMENT

     THE OFFER. Purchaser commenced the Offer in accordance with the terms of the Merger Agreement.

     THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and the Florida Business Corporation Act (the "FBCA"), Purchaser shall be merged with and into the Company. Following the effective time of the Merger (the "Effective Time"), the separate corporate existence of Purchaser will cease and the Company will continue as the corporation surviving the Merger (sometimes referred to herein as the "Surviving Corporation") and will succeed to and assume all the rights and obligations of the Purchaser in accordance with the FBCA. The Articles of Incorporation of the Company shall become the Articles of Incorporation of the Surviving Corporation and the By-Laws of Purchaser shall become the By-Laws of the Surviving Corporation.

     CONVERSION OF SHARES. At the Effective Time, each Share issued and outstanding immediately prior thereto (other than Shares held by the Company as treasury Shares and Shares owned by Purchaser or Parent) will be converted into and become solely the right to receive $15.00 net in cash (adjusted for stock splits or other similar events) per share without interest upon the surrender of the certificate formerly representing such Share. All Shares held as treasury shares and shares held by the Purchaser or any of its affiliates will be canceled at the Effective Time. All shares of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted and changed into an equal number of shares of capital stock of the Surviving Corporation.

     COMPANY STOCK OPTIONS. Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Shares issued by the Company (the "Company Stock Options") which is outstanding at the Effective Time shall be canceled by virtue of the Merger. Purchaser has agreed to pay to each holder thereof cash in an amount per Share subject to such canceled Company Stock Option equal to the excess of $15.00 over the exercise price per Share of such Company Stock Option.

     REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Purchaser and Parent, including, but not limited to, representations and warranties relating to the Company's organization and qualification, its subsidiaries, its capitalization, its authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, filings made by the Company with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act (including financial statements included in the documents filed by the Company under these acts for the fiscal year ended March 31, 1997), its litigation, and compliance with the Company's government contracts.

     Purchaser and Parent have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Purchaser's and Parent's organization and authority to enter into the Merger Agreement, that Purchaser will have sufficient funds available to it to purchase the Shares and that none of Purchaser or Parent owns (other than possibly through their employee benefit plans) any Shares, other than as disclosed in filings with the SEC.

     COVENANTS RELATING TO THE CONDUCT OF BUSINESS. Pursuant to the Merger Agreement, the Company has agreed that it will, and will cause its subsidiaries to, carry on in all material respects, their respective businesses in the ordinary course, not issue any capital stock, except as specified in the Merger Agreement, or take any other action with respect to its capital stock, not take any action to sell or encumber in any manner their capital stock or material assets other than in the ordinary course of business, not amend or propose to amend their Articles of Incorporation or By-laws or similar governing instruments, not incur any indebtedness other than in the ordinary course of business, not enter into any agreement to change any of their existing contracts, not enter into or change any employment agreements, not amend or adopt any employee benefit plans and, to the extent consistent therewith, use their reasonable best efforts to keep intact their insurance policies, preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them.

     ACQUISITION PROPOSALS. The Company has agreed in the Merger Agreement that from the date of the Merger Agreement until the termination of the Merger Agreement, (a) it and its subsidiaries will not directly or indirectly make, solicit, initiate or encourage submission of proposals or offers from any persons (including any of its officers or employees) with respect to an Acquisition Proposal, and (b) subject to the fiduciary duties of the Company's Board of Directors, it will immediately cease and cause to be terminated all discussions or negotiations with third parties with respect to any Acquisition Proposal and promptly notify Purchaser after receipt of any bona fide Acquisition Proposal or any inquiry from any person relating thereto and promptly provide Purchaser with a reasonable summary of the financial and other material terms of such
Acquisition Proposal. An "Acquisition Proposal" is defined in the Merger Agreement as any proposal or offer involving liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or substantially all of the assets of, or equity interest in, the Company or other similar transaction or business combination involving the Company or its subsidiaries. The Merger Agreement also provides that to the extent that the Company's Board of Directors, acting in good faith, after receiving advice from outside legal counsel or its financial advisors that the following action is necessary or appropriate in order to act in a manner which is consistent with its fiduciary duties under applicable law, may furnish or cause to be furnished information to third parties concerning itself and its businesses, properties or assets, engage in discussions or negotiations with a third party regarding an Acquisition Proposal initiated by a third party, or, following receipt of an Acquisition Proposal, take or disclose to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise make disclosure to the Company's stockholders or withdraw, modify or amend its recommendation of the transactions contemplated by the Merger Agreement and/or enter into an agreement providing for the consummation of such Acquisition Proposal.

     INDEMNIFICATION. The Merger Agreement provides that from and after the Effective Time, Purchaser will indemnify, defend and hold harmless all officers, directors and employees of the Company or any of its subsidiaries against all losses, expenses, claims, damages or liabilities arising out of claims brought or made by third parties including, without limitation, derivative claims in connection with the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law and shall advance expenses prior to the final disposition of these claims and liabilities. Purchaser has also agreed to continue to keep in effect all rights to indemnification now existing in favor of the directors, officers or employees of the Company or any of its subsidiaries including, without limitation, any person who was or becomes a director, officer or employee prior to the Effective Time (the "Indemnified Parties") under the FBCA or as provided in the Company's Articles of Incorporation or By-Laws with respect to matters occurring on or prior to the Effective Time and for a period of not less than six years after the Effective Time (or, in the case of claims or other matters occurring on or prior to the expiration of such six year period, which have not been resolved prior to the expiration of such six year period, until such matters are finally resolved) and Purchaser shall honor, and shall cause the Surviving Corporation to honor, all such rights. Purchaser shall cause to be maintained in effect for not less than six years from the Effective Time, an insurance and indemnification policy for the Company's current directors, officers and employees that covers events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage. Purchaser and the Surviving Corporation will not be required, however, to pay an annual premium for the D&O Insurance in excess of 150% of the amount that the Company spent for these purposes in the last fiscal year. Parent may also substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous.

     EMPLOYEE MATTERS. The Purchaser has agreed in the Merger Agreement that the employer provided benefits and compensation for nonunion employees under the Company's employee benefit plans and payroll which are in effect as of the Effective Time (other than any feature of any such plan that relates to the Shares) will not be reduced after the Effective Time (except to the extent consistent with the terms of the Merger Agreement and except to the extent necessary to comply with applicable law) at least until the second anniversary of the Effective Time. In addition, in connection with the Merger Agreement, Parent has agreed in the Letter Agreement with the Company to permit certain key employees of the Company to remain in their current (or comparable) positions for a period of two years from the Effective Time at compensation levels at least comparable to their current levels.

     ADDITIONAL EFFORTS. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company, Purchaser and Parent agree to use all reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the transactions contemplated by the Offer and the Merger Agreement.

     CONDITIONS PRECEDENT TO MERGER. The respective obligations of the Company, Purchaser and Parent to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) the Offer shall have been consummated in accordance with its terms; provided, however, that this condition shall be considered satisfied if Purchaser fails to accept for payment and pay for Shares pursuant to the Offer other than as a result of a failure of the conditions to the Offer set forth in the Merger Agreement; (b) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have expired or been terminated; (c) no law, statute, rule or regulation, domestic or foreign, shall have been enacted or promulgated or is in effect which has the effect of making the acquisition of Shares illegal or otherwise prohibits consummation of the Merger, and (d) no preliminary or final injunction or temporary restraining order or other order or decree has been issued by any foreign or United States federal or state court or foreign or United States federal or administrative agency enjoining, restraining or otherwise prohibiting the Offer, the Merger or the acquisition by Purchaser of Shares.

     TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company: (a) by mutual written consent of Purchaser and the Company; (b) by either Purchaser or the Company if: (i) the Offer shall not have been consummated by March 1, 1998; or (ii) at any time after June 30, 1998, if any of the conditions set forth in the immediately preceding paragraph (Conditions Precedent to Merger) have not been satisfied or waived; (c) by Purchaser: (i) if the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn, its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing or if the Company shall have entered into a definitive agreement to accept an Acquisition Proposal (as the term is defined above); (ii) if the Company's Board of Directors modifies its approval of the Offer or the Merger in a manner adverse to Purchaser and the Minimum Condition shall not have been met on the Expiration Date; or (iii) if as a result of the failure of any conditions set forth in the Merger Agreement, the Offer shall have terminated or expired without Purchaser or a subsidiary of Parent having purchased any Shares in the Offer; or (d) by the Company, if the Company's Board of Directors, acting in good faith, after receiving advice from outside counsel or its financial advisors that the following action is necessary or appropriate in order for it to act in a manner which is consistent with its fiduciary duties under applicable law, (i) following receipt of an Acquisition Proposal from a third party, withdraws, modifies or amends its recommendations of the Offer or the Merger or (ii) enters into an agreement providing for the consummation of an Acquisition Proposal following receipt of an Acquisition Proposal from a third party. Notwithstanding the foregoing, the Merger Agreement provides that the right to terminate the Merger Agreement pursuant to any of the events set forth above will not be available to any party if the event which gave rise to such termination right is a result of or arose in connection with any action or inaction of the party seeking to terminate taken or not taken in breach of the terms of the Merger Agreement.

     FEES AND EXPENSES. Except as described in the next sentence, pursuant to the Merger Agreement, each of the Company and Purchaser agreed to pay its own respective costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. The Company also agreed in the Merger Agreement that, if the Merger Agreement is terminated pursuant to: (1) clause
(b)(ii) (set forth above in "Termination") and at the time of such termination any person, entity or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Purchaser or Parent) shall have become the beneficial owner of more than 20% of the outstanding Shares (with appropriate adjustments for reclassifications of capital stock, stock dividends, stock splits, reverse stock splits and similar events) and such person, entity or group (or any subsidiary of such person, entity or group) thereafter enters into a definitive agreement with the Company to accept an Acquisition Proposal at any time on or prior to the date which is six months after the termination of the Merger Agreement and such transaction is thereafter consummated; (2) clause (c)(ii) (set forth above in "Termination") and at the time of termination of the Merger Agreement, the Company shall enter into a definitive agreement to accept an Acquisition Proposal at any time on or prior to the date which is six months after the termination of the Merger Agreement; (3) clause (c)(iii) (set forth above in "Termination") and such failure was the result of any action taken by or on behalf of the Company giving rise to an Event specified in clause (a), (b), (c),
(d), (f), (g) or (i) (set forth below in "Certain Conditions to Purchaser's Obligations") and such action was in breach of the Company's obligations under the Merger Agreement and, with respect to an Event (as hereinafter defined) specified in clause (g), if such action was taken by the Company for the purpose of causing Purchaser to terminate the Merger Agreement; or (4) clause (d) or clause (c)(i) (each as set forth above under "Termination"); then the Company shall grant to Purchaser an option, pursuant to the Stock Option Agreement, to purchase that number of Shares which would equal 19.9% of the aggregate number of Shares outstanding after giving effect to the exercise of such option.

     CERTAIN CONDITIONS TO PURCHASER'S OBLIGATIONS. Purchaser will not be required to continue the Offer or to accept for payment or pay for any Shares tendered, may postpone the acceptance for payment, purchase of and/or payment for Shares, may amend or terminate the Offer, and may extend the Offer beyond January 21, 1998 (the "Initial Expiration Date," in which event the expiration date ("Expiration Date") shall mean the latest time and date which the Offer as so extended by Purchaser shall expire) whether or not any Shares have theretofore been purchased or paid for, (i) if the Minimum Condition shall not have been satisfied or (ii) if, at any time on or after December 22, 1997 and prior to the time of payment for any such Shares any of following events (each referred to as an "Event") have occurred (each of paragraphs (a) through (j) providing a separate and independent condition to Purchaser's obligations pursuant to the Offer); provided, however, that Purchaser may waive any Event at any time:

          (a) there shall be in effect any preliminary or final injunction or temporary restraining order or other order or decree issued by any foreign or United States federal or state court or foreign or United States federal or administrative agency or authority, enjoining, restraining or otherwise prohibiting the Offer, the Merger or the acquisition by Parent or Purchaser of Shares;

          (b) an action or a proceeding shall have been commenced by any governmental agency under federal or state antitrust laws or any other applicable law before any court or any governmental or other administrative or regulatory authority or agency, domestic or foreign, or there shall be an imminent threat which would reasonably be expected to result in the foregoing, or any of the authorizations required to be obtained pursuant to the provisions of the Merger Agreement shall have been conditioned in such a manner, that would reasonably be expected to (i) materially restrict or prohibit consummation of the Offer or the Merger or any other merger or business combination between the Company, Parent and Purchaser, (ii) impose material limitations on the ability of Parent or Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares acquired by it, including, but not limited to, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, or (iii) impose material limitations on the ability of either Purchaser or the Company to continue effectively to conduct all or any material portion of its respective business as heretofore conducted or to continue to own or operate effectively all or any material portion of its respective assets as heretofore owned or operated;

          (c) there shall have been any law, statute, rule or regulation, domestic or foreign, enacted, promulgated or proposed that, directly or indirectly, would reasonably be expected to result in any of the consequences referred to in paragraph (b) above;

          (d) a material adverse change in the business, property, financial condition or results of operations of the Company and its subsidiaries taken as a whole shall have occurred;

          (e) there shall have occurred (i) any general suspension of trading in securities on the New York Stock Exchange, (ii) a declaration of a banking moratorium or any suspension of payments by United States authorities on the extension of credit by lending institutions, or (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States which would reasonably be expected to have a material adverse effect on the business, property, financial condition or results of operations of the Company and its subsidiaries taken as a whole;

          (f) any representation or warranty of the Company in the Merger Agreement shall at any time prove to have been incorrect in any material respect at the time made;

          (g) the Company shall fail to perform or comply in any material respect with any covenant or agreement to be performed or complied with by the Company under the Merger Agreement;

          (h) the Company and Purchaser shall have agreed to terminate the Offer, or the Merger Agreement or the Tender and Option Agreements are no longer in full force and effect;

          (i) the Board of Directors of the Company or the Company, as the case may be, shall have (i) publicly (including by amendment of the Schedule 14D-9) withdrawn its recommendation to stockholders of acceptance of the Offer and adoption of the Merger Agreement, or shall have resolved to do so; or (ii) entered into an agreement with a third party providing for the acquisition or purchase of all or substantially all of the assets of, or equity interest in, the Company by such third party; and

          (j) the Offer shall not have been consummated by March 1, 1998.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances giving rise to such condition or may be waived by parent or Purchaser in whole at any time or in part from time to time in its reasonable discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. If the Offer is terminated pursuant to the foregoing provision, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering stockholders.

THE TENDER AND OPTION AGREEMENTS AND THE STOCK OPTION AGREEMENT

     In connection with the transactions contemplated by the Merger Agreement, Parent has entered into Tender and Option Agreements, dated as of December 18, 1997, with certain directors and officers of the Company (the "Management"), pursuant to which, among other things, the Management has agreed to tender validly in the Offer, and not withdraw, all of the Shares that it now owns or subsequently may acquire (the "Management Shares") which, based on the Company's records, amounted to 329,699 Shares beneficially owned (including options currently exercisable for Shares) as of December 18, 1997, and which constitute approximately 18.25% of the Shares on a fully diluted basis. In addition, the Management agreed in the Tender and Option Agreements that, at any meeting of the Company's stockholders (however called), it would (i) vote the Management Shares in favor of the Merger, (ii) vote the Management Shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (iii) vote the Management Shares against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. The Tender and Option Agreements provide that for a period of six months from the date thereof Parent shall have
(i) the option to purchase the Management Shares if a third party makes an Acquisition Proposal (as defined in the Merger Agreement) and (ii) a right of first refusal if any Management holder intends to sell his or her Shares to a third party. The Tender and Option

Agreements shall terminate on the first to occur of (a) the Effective Time and
(b) the termination of the Merger Agreement.

     The Company, Parent and Purchaser have entered into a Stock Option Agreement, dated as of December 18, 1997, pursuant to which, in the event the Merger Agreement is terminated under certain circumstances, including the acquisition by a person other than Parent or Purchaser of 20% or more of the Shares, the Company shall grant to Purchaser an option to purchase at a price of $15.00 per Share that number of Shares which would equal 19.9% of the aggregate number of Shares outstanding after giving effect to the exercise of such option.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) The Company's Board of Directors (the "Company Board") has unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the public stockholders of the Company and the Company Board unanimously recommends that the public stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     (b) Background of the Offer and the Merger.

     In mid-November 1997, certain operations personnel of Parent were contacted by sales representatives of the Company's subsidiary, American Digital Switching, Inc. ("ADS"), in the ordinary course of business, seeking to market certain services and products offered by ADS. Parent was particularly interested in the switching products, and began a review of publicly available information about the products offered by the Company.

     During the first week of December, 1997, the Company was initially contacted by Parent concerning Parent's interest in acquiring stock in the Company. The Company referred Parent to VistaQuest, Inc., an investor relations firm which represents the Company.

     During the later part of the first week in December, the Company and Parent had further telephonic discussions in which Parent expressed an interest in acquiring the Company, or ADS. The Company and Parent discussed possible valuations of the Company and possible forms a transaction might take. No understanding was reached and no commitments were made by either party. In response to this inquiry the Company Board met by telephone conference on December 5, 1997 to discuss Parent's expressed interest. During this meeting, the Company Board authorized Mr. Garner, Chairman of the Board and President of the Company, to continue discussions with Parent regarding a potential acquisition by Parent.

     As a result of this contact from Parent, on December 12, 1997, the Company retained Raymond James & Associates, Inc. ("Raymond James") as its financial advisor to assist the Company Board in evaluating any potential transactions. Between December 12 and December 14, 1997, Parent continued discussions with the Company through Raymond James resulting in a proposal from Parent to acquire all of the Company's Common Stock for a cash price of $13.00 per share. On December 15, 1997, Parent, the Company and a representative of Raymond James had various conversations relating to the possible structures and the range of prices at which Parent would be interested in acquiring the Company, culminating in a proposal from Parent to acquire all of the Company's Common Stock for a cash price of $15.00 per share.

     At a meeting of the Company Board on the evening of December 15, 1997, the Company Board discussed the status of negotiations with Parent and authorized management to continue negotiations with Parent. Discussions between the two parties continued, with representatives of the Company inquiring as to the possibility of whether Parent might be willing to raise its offer. In the evening on December 15, 1997, Parent indicated that its cash offer of $15.00 per share was its highest and best offer. The Company Board ultimately authorized the Company's management and counsel to commence as soon as possible negotiation of a merger agreement with Parent on acceptable terms. Negotiations were held on December 16, and 17, 1997, and the Merger Agreement was submitted to the Company Board for consideration at meetings held on December 17, 1997.

     At such meetings on December 17, 1997, the Company Board considered the proposed Merger Agreement and the transactions contemplated thereby. Raymond James presented its analysis of the proposed consideration to be received by the Company's stockholders and delivered its oral opinion to the Company Board (which was subsequently confirmed by delivery of a written opinion dated December 18, 1997), to the effect that, as of the date thereof, the cash consideration to be received by the stockholders in the transactions contemplated by the Offer and the Merger Agreement was fair, from a financial point of view, to those stockholders. After lengthy discussion, the Company Board unanimously (i) approved and authorized the Offer, the Merger Agreement, the Stock Option Agreement, and the execution by certain shareholders of the Tender and Option Agreements, subject to negotiation of final terms of the Merger Agreement and related agreements by the directors and officers authorized by the Company Board to do so; (ii) determined that the aggregate consideration to be received by the Company's shareholders pursuant to the Offer and the Merger Agreement, is fair to those shareholders from a financial point of view and (iii) authorized the directors and officers of the Company to proceed with the transaction on terms consistent with those discussed.

     On the evening of December 18, 1997, Mr. Garner, pursuant to the authority delegated to him by the Board of Directors, finalized all aspects of the agreements between the Company and Parent. The Merger Agreement, the Tender and Option Agreements and the Stock Option Agreement were executed on December 18, 1997, and on December 19, 1997 each of the Company and Parent issued a press release before the opening of the U.S. stock markets announcing such execution. The press release by the Company announcing the Offer and related transactions and the Company's letter to its shareholders are filed as Exhibits 5 and 9 hereto, respectively, and are incorporated by reference herein.

     On December 22, 1997, the Purchaser commenced the Offer.

RECOMMENDATIONS OF THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER

     The Company Board has unanimously determined that the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company (other than Parent and Purchaser), and the Company Board unanimously recommends that the Company's stockholders accept the Offer, tender their Shares pursuant to the Offer and approve the Merger. In reaching these determinations, the Company Board considered the following factors, each of which, in the view of the Company Board, supported such determinations:

          (i) The Company Board believed, after reviewing written reports and analyses prepared by Raymond James, that values comparable to the total acquisition price to be paid by the Purchaser would be difficult to achieve under current market conditions through the possible alternatives to a sale of the Company, including, in the near term, a continuation of the Company as an autonomous, publicly-owned entity;

          (ii) The Company Board considered that although Company management expects continued growth and profitability, the Share price was not likely to approach the acquisition price in the near term;

          (iii) The total acquisition price to be paid by the Purchaser compares favorably with trading multiples of comparable companies and recent comparable acquisition multiples and is only slightly less than the highest price at which the Shares have traded in this decade;

          (iv) The historical market prices and recent trading activity of the Shares, including the fact that the $15.00 per Share cash consideration to be received by the stockholders of the Company (other than Parent and Purchaser) in the Offer and Merger represents a premium of approximately 50% over the reported closing price on the last full trading day preceding the public announcement of execution of the Merger Agreement, and a premium of approximately 89% and 102% over the average closing price for the 30 and 60 day periods, respectively, immediately preceding such date, and the fact that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

          (v) The Company Board received the oral opinion of Raymond James, confirmed by its written opinion in the form of Exhibit 10 hereto, that, as of the date thereof the cash consideration to be received by the shareholders in the Offer and the Merger Agreement, was fair, from a financial point of view, to those shareholders;

          (vi) The Merger Agreement permits the Company Board (a) in response to unsolicited inquiries or proposals and in the discharge of its fiduciary duties based on the advice of legal counsel or its financial advisors, to furnish information to, and participate in discussions and negotiations with, third parties relating to an acquisition transaction involving the Company and (b) to withdraw its recommendation and terminate the Merger Agreement in the exercise of its fiduciary duties based upon the advice of legal counsel or its financial advisors;

          (vii) The Offer and the Merger and the purchase of Shares are not subject to any financing contingency, and TSH purports to have all funds, or the ability to obtain all funds, necessary to complete the Offer, the Merger, and the purchase of Shares pursuant to the Merger Agreement;

          (viii) The history of the negotiations between the Company Board and its representatives and Parent and its representatives, including the Company Board's belief that Parent and the Purchaser would not further increase the Offer Price and that $15.00 per Share was the highest price that could be obtained from Parent and the Purchaser; and

          (ix) TSH and the Company negotiated the Merger Agreement on an arms-length basis.

     In making the determinations described above, the Company Board also considered the following:

          (a) The review of the possible alternatives to the Offer and Merger, the range of possible benefits and risks to the Company's stockholders of such alternatives, and the timing and the likelihood of actually accomplishing any such alternatives;

          (b) The timing of the transactions and the premiums currently being obtained for corporations engaged in similar businesses;

          (c) Information with respect to the business, properties, management, financial condition, results of operations, and prospects of the Company, as well as the likelihood of achieving those prospects, and the going concern value of the Company (as reflected in part by the Company's historical and projected operating results);

          (d) That the Company might potentially be required to pursue additional financing to fund the future growth of the Company which might impact the Company's business and prospects and could possibly dilute stockholder's interests in the Company;

          (e) The likelihood that the proposed acquisition will be consummated, including the experience, reputation, and financial condition of Parent;

          (f) The financial aspects of the Merger Agreement, including the proposed terms, timing, and structure for the acquisition and the nature, adequacy, and fairness of the consideration offered;

          (g) General economic conditions, particularly in the electronics and telecommunications industries, and the business, marketing, and competitive consequences of the proposed acquisition to the Company, including Parent's business plans for the Company and their effects on corporate constituencies;

          (h) The possibility that, because of an unanticipated future decline in the Company's business, the trading price of the Shares or the stock market in general, the consideration that the stockholders of the Company (other than Parent and Purchaser) would obtain in a future transaction might be less advantageous than the consideration they would receive pursuant to the Offer and the Merger;

          (i) The legal, social, economic, and other effects of the proposed acquisition on the Company's customers, employees, and suppliers and on the societies and communities in which the Company operates;

          (j) Oral presentations and written reports and analyses provided to the Company Board by Raymond James, which included its valuation analyses of the Company and the total acquisition price;

          (k) The terms and conditions of the Merger Agreement, including the absence of any financing contingency and the Company Board's view that it appeared unlikely that there existed other viable buyers at an equivalent price given the timing of the acquisition;

          (l) The structure of the transaction, which is designed, among other things, to result in receipt by the stockholders at the earliest practicable time of the consideration to be paid in the Offer and the fact that the per Share consideration to be paid in the Offer and the Merger is the same; and

          (m) The trading history of the Shares, as well as similar information for other comparable companies.

     A Copy of Raymond James' written opinion, which sets forth the assumptions, qualifications, and procedures on which it is based, is attached to this Statement as Exhibit 10, and is incorporated by reference in it, and the Company's shareholders are urged to read that opinion in its entirety.

     The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to assign relative weights to the foregoing factors and, accordingly, the Company Board did not do so. In addition to the factors listed above, the Company Board considered the fact that while consummation of the Offer would result in the stockholders of the Company receiving a premium for their Shares over the trading prices of the Shares prior to the public announcement of the fact that Parent and the Company had executed the Merger Agreement, consummation of the Offer and the Merger would eliminate any opportunity for stockholders of the Company (other than Parent and Purchaser) to participate in the potential future growth prospects of the Company. The Company Board determined, however, that the loss of opportunity is reflected in the Offer Price.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Raymond James is acting as the Company's financial advisor in connection with the Offer and the Merger. Pursuant to a letter agreement dated December 12, 1997 between the Company and Raymond James (the "Raymond James Agreement"), the Company will pay Raymond James (i) a $50,000 retainer, with such fee to be credited against any further fees payable pursuant to the Raymond James Agreement, (ii) a transaction fee in an amount equal to 1% of the total Consideration (as defined in the Raymond James Agreement) at closing, and (iii) if a fairness opinion is requested by the Company, a fee in an amount equal to 1% of the total Consideration (as defined in the Raymond James Agreement) at closing. In addition, the Company has agreed to reimburse Raymond James for its out-of-pocket and incidental expenses, including the fees and disbursements of its counsel, and to indemnify Raymond James against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates except that, on December 5, 1997, an executive officer of the Company sold 3,000 Shares at $9.25 per Share.

     (b) To the best knowledge of the Company, all of its executive officers, directors or affiliates presently intend to tender all Shares to Purchaser pursuant to the Offer, which are owned beneficially by such persons, subject to and consistent with any fiduciary obligations in the case of Shares held by fiduciaries. Reference is also made to the Tender and Option Agreements referred to in Item 3(b).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in Item 3 above, the Company is not engaged in any negotiations in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company, or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) above, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

     NASDAQ LISTING. Depending on the number of Shares acquired pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. According to NASDAQ's published guidelines, NASDAQ would consider delisting the Shares if, as a result of the Offer, the number of round lot holders of Shares were reduced to less than 400, the number of Shares publicly held (excluding those held by officers and directors of the Company, members of their immediate families and persons owning 10% or more of the Shares outstanding) were reduced to less than 750,000, or the aggregate market value of the publicly-held Shares were reduced to less than $5,000,000. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for listing on NASDAQ. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of NASDAQ for continued listing, the market for Shares could be adversely affected.

     REGISTRATION UNDER THE EXCHANGE ACT. The Shares currently are registered under the Exchange Act. Such registrations may be terminated upon application by the Company to the SEC if there are fewer than 300 record holders of Shares. It is the intention of Purchaser to seek to cause an application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met. Termination of registration of the Shares under the Exchange Act would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement or information statement pursuant to Sections 14(a) or 14(c) of the Exchange Act in connection with stockholders' meetings or action by written consent and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act may be impaired or eliminated.

     The Shares currently are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations it is possible that following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities."

     APPRAISAL RIGHTS. Holders of Shares do not have dissenters' rights as a result of the Offer. If the Merger is effected with a vote of the Company's shareholders and if on the record date fixed to determine the shareholders entitled to vote, the Shares are listed on NASDAQ or on a national securities exchange or are held of record by 2,000 or more of such shareholders, then holders of Shares will not have dissenters' rights under the FBCA. If, however, the Merger is consummated with or without the vote of the Company's shareholders but the Shares are not so listed or designated or are not held of record by at least 2,000 shareholders, holders of Shares will have certain rights pursuant to the provisions of Sections 607.1301, 607.1302 and 607.1320 of the FBCA to dissent and demand determination of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares or the market value of the Shares could be more or less than the Offer Price or the price provided for in the Merger Agreement. Section 607.1301(2) of FBCA defines "fair value" as the value of the shares excluding any appreciation or depreciation in anticipation of the transaction unless such exclusion would be inequitable.

     If any holder of Shares who asserts dissenters' rights under the FBCA fails to perfect, or effectively withdraws or loses his dissenters' rights, as provided in the FBCA, the Shares of such shareholder will be converted into the right to receive the price provided for in the Merger Agreement in accordance with the Merger Agreement. A shareholder may withdraw his notice of election to dissent by delivery to Parent of a written withdrawal of his notice of election to dissent and acceptance of the Merger.

     THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF SECTIONS 607.1301, 607.1302 AND 607.1320 OF THE FBCA, AND WILL ONLY BE AVAILABLE IN CONNECTION WITH THE CONSUMMATION OF THE MERGER.

     TAX MATTERS. The following is a summary of the anticipated material federal income tax consequences to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger (including dissenting Shares). This discussion applies only to a holder of Shares who is holding the Shares as a capital asset and who is a U.S. person (as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code")). This discussion is not a complete description of the federal income tax consequences of the Offer and the Merger and may not apply to a holder of Shares subject to special treatment under the Code, such as a holder that is a non-U.S. Person, a financial institution, an insurance company, a tax-exempt organization or a person who acquired the Shares pursuant to the exercise of an employee stock option or otherwise as compensation. In addition, this discussion does not address the state, local or foreign tax consequences of the Offer and the Merger.

     BECAUSE OF THE COMPLEXITIES OF THE TAX LAWS AND BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH STOCKHOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

     The receipt of cash for Shares pursuant to the Offer or the Merger (including Dissenting Shares) will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between (a) such holder's adjusted tax basis for the Shares sold pursuant to the Offer or converted to cash in the Merger (including conversion pursuant to the exercise of dissenters rights), and (b) the amount of cash received therefor (which amount does not include any interest paid to a holder of dissenting Shares). Gain or loss must be determined separately for each block of Shares (e.g., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. The amount of any interest paid to a holder of dissenting Shares will be treated for federal income tax purposes as ordinary interest income.

     Federal income tax rates on long-term capital gain received by an individual vary based on the individual's income and the holding period for the asset. In particular, different maximum federal income tax rates will apply to gains recognized by an individual from the sale of or exchange of Shares (i) held for more than one year but not more than 18 months (presently 28%) and (ii) held for more than 18 months (presently 20%). In addition, net long-term capital losses may be subject to limits on deductibility.

     Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31% unless the holder complies with certain identification or exemption requirements. Any amounts so withheld will be allowed as a credit against the holder's income tax liability, or refunded, provided certain information is provided to the Internal Revenue Service. A tendering stockholder may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. Similarly, a stockholder who receives cash in exchange for Shares pursuant to the Merger or upon exercise of dissenters rights should be able to prevent backup withholding by completing a Form W-9 or an acceptable substitute therefor. Each stockholder should consult with such stockholder's own tax advisor as to such stockholder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1    Form of Offer to Purchase, dated December 22, 1997 (incorporated herein by reference to Exhibit (a)(1) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on December 22, 1997).
Exhibit 2    Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(2)
             to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on December 22,
             1997).
Exhibit 3    Agreement and Plan of Merger, dated as of December 18, 1997 by and among Parent,
             Purchaser and the Company (incorporated herein by reference to Exhibit (c)(1) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on December 22,
             1997).
Exhibit 4    Portions of the Proxy Statement of the Company dated June 6, 1997 relating to the
             Company's 1997 Annual Meeting of Stockholders.
Exhibit 5    Text of Press Release, dated December 19, 1997, issued by the Company.
Exhibit 6    Form of Tender and Option Agreement, dated as of December 18, 1997, among
             Purchaser, Parent and certain officers and directors of the Company (incorporated herein by reference to Exhibit (c)(2) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on December 22, 1997).
Exhibit 7    Form of Stock Option Agreement, dated as of December 18, 1997, by and between
             Parent and the Company (incorporated herein by reference to Exhibit (c)(3) to the
             Schedule 14D-1 filed by Purchaser and Parent with the SEC on December 22, 1997).
Exhibit 8    Letter Agreement dated as of December 18, 1997, between the Company and Parent
             (incorporated herein by reference to Exhibit (c)(4) to the Schedule 14D-1 filed by Purchaser and Parent with the SEC on December 22, 1997).
Exhibit 9    Letter to stockholders of the Company dated December 22, 1997.*
Exhibit 10   Opinion of Raymond James & Associates, Inc., dated December 18, 1997.*

---------------

*Included with Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SYMETRICS INDUSTRIES, INC.

                                          By: /s/ Dudley E. Garner, Jr.

                                            ------------------------------------

                                          Dated: December 22, 1997

                                          Name: Dudley E. Garner, Jr.

                                          Title: President and Chairman

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    EXHIBITS

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                           SYMETRICS INDUSTRIES, INC.
                           (Name of Subject Company)
                           SYMETRICS INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

================================================================================